UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of September, 2018
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of Ship Finance International Limited (the "Company"), dated August 22, 2018, announcing preliminary financial results for the quarter ended June 30, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: September 5, 2018	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Ship Finance Management AS
(Principal Executive Officer)

Ship Finance International Limited (NYSE: SFL) - Earnings Release

Reports preliminary Q2 2018 results and quarterly cash dividend of $0.35 per share

Hamilton, Bermuda, August 22, 2018. Ship Finance International Limited (“Ship Finance” or the “Company”) today announced its preliminary financial results for the quarter ended June 30, 2018.

Highlights

•	Declaration of second quarter dividend of $0.35 per share, the Company’s 58th consecutive quarterly dividend

•
Operating revenue of $97 million and net income of $16 million or $0.15 per share in the second quarter, after impairments of approximately $22 million relating to the sale of three older VLCCs subsequent to quarter end

•	Delivery of 19 container vessels in the second quarter, adding nearly $600 million of contracted future charter hire

•	Acquisition of three modern 10,600 TEU container vessels, in combination with six year charters to a leading container line, adding more than $260 million of contracted future charter hire

•	Continued fleet renewal with the divestment of three older VLCCs, a container vessel and a jackup drilling rig

Selected key financial data

Three Months Ended
	Jun 30, 2018	Mar 31, 2018
Long term charter hire(1)	$127 million	$118 million
Short term charter hire(2)	$14 million	$15 million
Total charter hire(1)(2)	$141 million	$133 million
Net Income	$16 million	$25 million
Earnings per share	$0.15	$0.24

Ole B. Hjertaker, CEO of Ship Finance Management AS, said in a comment: “Following the acquisition of three modern container vessels reported earlier today, Ship Finance’s charter backlog has increased to $3.6 billion. 2018 has been an active year where we have significantly grown and renewed our fleet through a series of transactions. This has increased our cash flow visibility and diversified our counterparty exposure, and in the process we have maintained a strong liquidity profile, allowing us to act decisively on accretive growth opportunities that fit our investment profile.”

Dividends and Results for the Quarter Ended June 30, 2018
The Board of Directors has declared a quarterly cash dividend of $0.35 per share. The dividend will be paid on or around September 27, 2018 to shareholders on record as of September 14, 2018 and the ex-dividend date on the New York Stock Exchange will be September 13, 2018.
The Company reported total U.S. GAAP operating revenues on a consolidated basis of $96.8 million in the second quarter of 2018, which excludes $9.5 million of charter hire treated as ‘repayment of investment in finance leases’. In addition, Ship Finance’s 100% owned subsidiaries accounted for as ‘investment in associates’ recorded charter hires of $34 million.

(1) Long term charter hire is a cash measure, and include total gross charter hire related to contracts undertaken for a period greater than one year from all owned vessels and rigs, including assets in 100% owned subsidiaries classified as ‘Investment in associates’.
(2) Short term charter hire is a cash measure, and includes gross hire from short term charters and voyage charters.

The Company recorded an impairment charge of $21.8 million in the quarter related to the sale of the three VLCCs Front Page, Front Stratus and Front Serenade subsequent to quarter end. Reported net operating income pursuant to U.S. GAAP for the quarter was $17.2 million, or $0.16 per share, including this impairment charge, and reported net income was $15.8 million, or $0.15 per share.

Business Update
As of June 30, 2018, and adjusted for subsequent acquisitions and divestments, the fixed rate charter backlog from the Company’s fleet of 87 vessels and rigs was approximately $3.6 billion, with an average remaining charter term of 5 years, or nearly 8 years if weighted by charter revenue. Some of the charters include purchase options which, if exercised, may reduce the fixed rate charter backlog and the average remaining charter term, but will increase capital available for new investments. Additionally, several charters include a profit sharing feature that may increase our operating results.

Liner
Following the recently announced acquisitions, Ship Finance has a fleet of 43 container vessels and two car carriers. All container vessels are employed on long term fixed rate charters.
In April, Ship Finance took delivery of a fleet of 15 feeder size container vessels. The vessels range in size from 1,100-4,400 TEU, and are employed on long term bareboat charters until 2025. The transaction added approximately $140 million to our charter backlog with an estimated adjusted EBITDA contribution of approximately $20 million per year. The charterer has purchase options during the term of the charters and Ship Finance has a put option at the end of the period, effectively eliminating residual risk.
In May, the Company took delivery of four 14,000 TEU container vessels in combination with long term time charters to Evergreen, a leading Asia-based container line. The charter period is until mid 2024 with options for the charterer to extend the period by 18 additional months. The transaction added nearly $450 million to our charter backlog and the estimated annual EBITDA contribution from the vessels is approximately $60 million.
In May, Ship Finance sold the 1,700 TEU container vessel SFL Avon to an unrelated third party for net sales proceeds of approximately $12.5 million. The Company took advantage of the recent strengthening in the container market to divest the vessel, which had been employed in the short term charter market.
In August, the Company entered into an agreement to acquire three modern 10,600 TEU container vessels in combination with long term time charters to a leading container line. The charter period will be minimum 6 years, with options for the charterer to extend the charters up to 10 years. There is also a purchase option with profit split at the end of the initial period.
Our fixed rate charter backlog will increase by approximately $260 million, or approximately $430 million if the charter extension options are exercised. Deliveries of the vessels are expected to take place in the third and fourth quarter of 2018, and the EBITDA contribution from the vessels is estimated to approximately $35.5 million per year.
The two car carriers, Glovis Conductor and Glovis Composer, are currently employed in the short to medium term market, and we expect to continue this until we see further strengthening in charter rates. The vessels are currently debt free.

Tankers
Following the recent sale of three older VLCCs, Ship Finance has 11 crude oil, product and chemical tankers, most of which are employed on long term charters. The spot crude oil tanker market has remained soft for several quarters as a result of high fleet growth and crude oil inventory draws.

The crude oil tankers chartered to Frontline Shipping Limited (“FSL”) earned approximately $8,100 on average per day in the second quarter, below the base charter rate payable by FSL of $20,000 per day. Until the end of the second quarter, FSL has been able to pay Ship Finance the full base rate by drawing on a previously built up cash buffer. This buffer has now effectively been exhausted, and until the spot market recovers above the base rate, the cash payments from these vessels is therefore expected to be linked to the charter hire earned in the spot market.
In May, Ship Finance extended the charters to Sinochem for its two chemical tankers, Maria Victoria V and SC Guangzhou, by an additional three years. The charters will now expire in May 2021 and October 2021, respectively and contribute approximately $3 million in EBITDA per year.
Subsequent to quarter end, Ship Finance announced that it has agreed to sell three 2002-built VLCCs to ADS Crude Carriers Ltd. (“ADS”), a newly established company in which Ship Finance has acquired a 17% interest. This is an opportunistic financial investment where a portion of the sales proceeds from the vessels has been reinvested. We believe we are close to a low point in the business cycle for tanker vessels, with limited downside to current recycling values, and our investment as a shareholder in ADS could therefore give us significant upside potential with very low risk exposure at the tail end of these vessels’ commercial life.
The net proceeds from the sale of these vessels will be approximately $77.6 million, including $10.1 million in the form of interest-bearing loan notes from Frontline Ltd. The Company recorded a book impairment of approximately $21.8 million in the second quarter relating to the sale of the vessels.
The average daily time charter equivalent rate for the Company’s two modern Suezmax tankers was approximately $12,200 in the second quarter, compared to $15,100 in the previous quarter. The vessels are trading in the spot market in a pool with two sister vessels owned by Frontline Ltd.

Offshore
Ship Finance owns four drilling rigs and five offshore support vessels. Most of these assets are employed on long term charters.
Three of the four rigs are chartered out on bareboat charters to fully guaranteed affiliates of Seadrill Limited (“Seadrill”), where Seadrill is responsible for operating and maintenance costs. The recorded charter hire in the second quarter was approximately $34 million, reflecting the agreed reduction in charter hire from 2018 until the end of 2022.
Seadrill has sub-chartered the harsh environment jack-up rig West Linus to ConocoPhillips until the end of 2028. The harsh environment semi-submersible rig West Hercules is employed on consecutive shorter term sub-charters in the North Sea, while the semi-submersible rig West Taurus is currently in layup in Spain.
In July, the Company announced an agreement to sell the 2007-built jack-up drilling rig Soehanah with expected delivery later in the year. The agreed sales price is approximately $84 million, and the transaction is expected to generate a book profit. Until delivery to the new owner has occurred, Ship Finance will continue to receive the bareboat charter rate of approximately $10,000 per day. The rig is debt free.
Ship Finance has five offshore support vessels on long term charters to a non-recourse subsidiary of Solstad Farstad ASA (“Solstad”). The market for offshore support vessels remains challenging and the vessels are currently not employed on sub-charters. In light of the depressed market, the Company and other financial creditors entered into a restructuring agreement in July where we will receive 50% of the agreed charter hire for the two vessels Sea Cheetah and Sea Jaguar until the end of 2019. All other payments under the respective charters will be deferred until the end of 2019.
The offshore support vessels only represent approximately 2%, of the Company’s total estimated charter backlog as of June 30, 2018, and Ship Finance has provided a limited corporate guarantee of  $30 million under the related bank financing of the five vessels.

Dry Bulk
The Company owns 22 dry bulk carriers, 15 of which are employed on long term charters and seven of which are trading in the spot market.
The Company has the potential to generate additional revenues through the profit share agreement for eight Capesize vessels on long term charter to Golden Ocean Group Limited. The chartering market for dry bulk carriers was relatively unchanged in the second quarter compared to the prior quarter, and no profit share was recorded in the quarter. The market has strengthened into the third quarter, and based on market reports the capsize dry bulk market is currently above the profit share threshold level.
Ship Finance owns two 82,000 dwt Kamsarmax bulkers and five 57,000 dwt Supramax bulkers employed on long term fixed rate time charters until 2018-2022. The Company also has seven Handysize vessels between 32,000 and 34,000 dwt employed in the spot market. These vessels earned average time charter equivalent rates of approximately $8,700 per trading day in the second quarter, compared to $9,500 in the previous quarter.

Financing and Capital Expenditure
As of June 30, 2018, Ship Finance had approximately $145 million of cash and cash equivalents. In addition, the Company had approximately $16 million in cash held by 100% owned non-consolidated subsidiaries. Ship Finance also had marketable securities of approximately $114 million, based on market prices at the end of the quarter. These include 11 million shares in Frontline Ltd. and financial investments in senior secured bonds and other securities. At the end of the second quarter, Ship Finance also had six debt free vessels and rigs with a combined charter free value of $166 million, based on average broker appraisals.
In April, Ship Finance successfully issued $164 million of senior unsecured convertible notes due 2023. The notes bear an interest of 4.875% per annum, and were convertible into the Company's common stock at an initial conversion price of approximately $18.93 per share, representing a premium of approximately 35% to the market price of Ship Finance’s shares at the time.
The Company has entered into a bank loan of $50 million to finance the 15 container vessels with long term charters acquired in April. The term of seven years matches the length of the charters, and the loan has an annuity style repayment profile.
The four 14,000 TEU container vessels acquired in May were funded by a combination of cash at hand and a $320 million unsecured intermediary loan facility provided by an affiliate of Hemen Holdings Ltd., the Company’s largest shareholder. In addition, Ship Finance issued approximately 4 million shares to the seller of the vessels. The Company is in advanced discussion for a long term financing agreement for these vessels.
Ship Finance has received an offer for a $200 million intermediary bank financing to part-finance the acquisition of the three 10,600 TEU container vessels announced today. The balance will be funded by cash at hand. The Company expects to arrange a long term financing in due course.

Strategy and Outlook
Since the start of 2018, Ship Finance has deployed nearly $900 million to acquire vessels on long term charters to high quality counterparties. In the process, we have grown our charter backlog to $3.6 billion and diversified our exposure to both sectors and counterparties. We have simultaneously continued to divest of older, less efficient vessels. The net effect is that the composition of our fleet and charter backlog is significantly changed, further strengthening the visibility of our cash flow and dividend capacity.
Our approach continues to be agile and opportunistic, which allows us to execute our long standing strategy of acquiring attractive assets with long term charters to reputable operators in the shipping and offshore markets while isolating the Company against potential negative cyclicality effects in individual market sectors. We believe the combination of a challenging banking market for many operators and low asset prices will continue to create significant investment opportunities for the Company, particularly in market sectors where downside asset risk is limited and the potential exists for asset value appreciation.

Accounting Items
Under accounting principles generally accepted in the United States of America (“U.S. GAAP”), subsidiaries owning the drilling units West Hercules, West Taurus and West Linus have been accounted for as ‘investment in associates’ using the ‘equity method’.
All these equity accounted subsidiaries are wholly owned by Ship Finance, but due to the conservative structure of the leases, Ship Finance is not the ‘primary beneficiary’ of the subsidiaries according to U.S. GAAP and therefore does not consolidate those entities. As a result of the accounting treatment, operating revenues, operating expenses and net interest expenses in these subsidiaries are not shown in Ship Finance’s consolidated income statement. Instead, the net contribution from these subsidiaries is recognized as a combination of ‘Interest income from associates’ and ‘Results in associates’.
In Ship Finance’s consolidated balance sheet, the net investments are shown as a combination of ‘Investment in associates’ and ‘Amount due from related parties - Long term’. The reason for this treatment is that a part of the investment in these subsidiaries is in the form of intercompany loans. For a further detailed explanation of these features, please consult our ‘Accounting Items’ presentation available as a webcast at our website at www.shipfinance.bm.

Forward Looking Statements
This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, dry docking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

August 22, 2018

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions can be directed to Ship Finance Management AS:

Harald Gurvin, Chief Financial Officer: +47 2311 4009
André Reppen, Senior Vice President: +47 2311 4055

For more information about Ship Finance, please visit our website: www.shipfinance.bm

SHIP FINANCE INTERNATIONAL LIMITED
SECOND QUARTER 2018 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Jun 30,	Mar 31,	2017
except per share data)	2018	2018	(audited)
Charter revenues - operating lease	79,450	76,375	301,789
Charter revenues - finance lease (net of charter hire treated as Repayment of investment in finance leases)(1)	17,345	15,974	73,275
Profit share income	—	—	5,814
Total operating revenues	96,795	92,349	380,878

Gain (loss) on sale of assets and termination of charters	(195)	(1,428)	1,124

Vessel operating expenses	(30,861)	(30,697)	(131,794)
Administrative expenses	(2,628)	(2,529)	(7,432)
Depreciation	(24,110)	(22,334)	(88,150)
Vessel impairment charge	(21,779)	—	—

Total operating expenses	(79,378)	(55,560)	(227,376)

Operating income	17,222	35,361	154,626

Results in associates(2)	3,856	3,595	23,766
Interest income from associates(2)	3,532	3,532	15,265
Interest income, other	792	320	4,065
Interest expense	(23,957)	(20,861)	(81,401)
Amortization of deferred charges	(2,316)	(1,671)	(9,013)
Income (expense) related to non-designated derivatives	681	5,129	3,084
Mark to market of equity securities	16,300	(996)	—
Other financial items	(344)	246	(9,183)
Taxes	—	—	—
Net income	15,766	24,655	101,209

Basic earnings per share ($)	0.15	0.24	1.06

Weighted average number of shares(3)	104,953,386	103,357,879	95,596,644
Common shares outstanding(3)	107,607,222	103,582,238	102,930,873

(1)
‘Charter revenues - finance lease’ are reported net of charter hire classified as ‘Repayment of investment in finance leases’ under US GAAP, which for the three months ended June 30, 2018 was $9.534 million (three months ended March 31, 2018; $7.759 million, full year 2017; $32.846 million).

(2)
Three of our subsidiaries were accounted for as ‘Investment in associates’ during the quarter. The contribution from these subsidiaries is reflected in our consolidated Income Statement as a combination of ‘Results in associates’ and ‘Interest income from associates’.

(3)
The weighted average number of shares and the number of common shares outstanding excludes up to 15 million shares issued by Ship Finance as part of share lending arrangements in connection with the Company's offering of the 2021 and 2023 Notes. The shares are owned by Ship Finance and will be returned on or before maturity of the Notes in 2021 and 2023, thus they are excluded in the calculation of earnings per share.

SHIP FINANCE INTERNATIONAL LIMITED
SECOND QUARTER 2018 REPORT (UNAUDITED)

BALANCE SHEET	Jun 30,	Mar 31, 2018	Dec 31, 2017
(in thousands of $)	2018	2018	(audited)
ASSETS
Short term
Cash and cash equivalents	144,787	139,991	153,052
Investment in marketable securities	113,627	95,034	93,802
Amount due from related parties	6,851	6,202	9,625
Other current assets	141,470	51,704	61,216

Long term
Vessels and equipment, net	2,072,290	1,740,274	1,762,596
Investment in finance leases	621,011	557,011	585,975
Investment in associates(1)	18,491	14,706	10,678
Amount due from related parties - Long term(1)	298,156	294,800	314,000
Other long term assets	47,365	29,338	21,138

Total assets	3,464,048	2,929,060	3,012,082

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	734,438	374,500	313,823
Amount due to related parties	4,608	3,102	857
Other current liabilities	70,037	63,155	29,065

Long term
Long term interest bearing debt, net of deferred charges	1,181,692	1,060,659	1,190,184
Other long term liabilities	231,449	233,781	283,156

Stockholders’ equity	1,241,824	1,193,863	1,194,997
Total liabilities and stockholders’ equity	3,464,048	2,929,060	3,012,082

(1) Three of our subsidiaries were accounted for as ‘Investment in associates’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associates’ and intercompany loans included within ‘Amount due from related parties, long term’.

SHIP FINANCE INTERNATIONAL LIMITED
SECOND QUARTER 2018 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Jun 30,	Mar 31,	2017
	2018	2018	(audited)

OPERATING ACTIVITIES
Net income	15,766	24,655	101,209
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	26,664	23,698	95,914
Vessel impairment charge	21,779	—	—
Adjustment of derivatives to fair value recognised in net income	(859)	(5,599)	(8,208)
Mark to market of equity securities	(16,300)	996	—
Results in associates	(3,856)	(3,595)	(23,766)
Loss (gain) on sale of assets and termination of charters	195	1,428	(1,124)
Other, net	121	98	10,262
Change in operating assets and liabilities	622	8,291	3,509
Net cash provided by operating activities	44,132	49,972	177,796

INVESTING ACTIVITIES
Repayment of investment in finance leases	9,534	7,530	31,929
Net investment in newbuildings and vessel deposits	—	—	(81,664)
Purchase of vessels	(511,016)	—	—
Proceeds from sale of vessel/newbuildings and termination of charters	12,641	17,528	74,791
Cash received from (paid to) associates(1)	(3,356)	27,472	27,322
Other assets / investments	—	—	(4,016)
Net cash provided by/ (used in) investing activities	(492,197)	52,530	48,362

FINANCING ACTIVITIES
Repayments of lease obligation liability	(1,858)	(1,872)	(5,296)
Proceeds from long and short term debt	534,000	19,000	302,104
Expenses paid in connection with securing finance	(5,589)	(22)	(2,554)
Repayment of long and short term debt	(36,029)	(33,197)	(179,354)
Resale (repurchase) of Company bonds	—	(63,218)	(68,383)
Principal settlements of cross currency swaps, net	—	—	(29,186)
Cash received from share issue	—	—	88
Cash dividends paid	(37,663)	(36,254)	(152,907)
Net cash provided by/ (used in) financing activities	452,861	(115,563)	(135,488)

Net increase/ (decrease) in cash and cash equivalents	4,796	(13,061)	90,670
Cash and cash equivalents at beginning of period	139,991	153,052	62,382
Cash and cash equivalents at end of period	144,787	139,991	153,052
(1) Three of our subsidiaries were accounted for as ‘Investment in associates’ during the quarter. The ‘Cash received from (paid to) associates’ is only a part of the contribution from these subsidiaries. The net balance is recorded under ‘Interest income from associates’ and reflected in the Company’s Income Statement.

100% OWNED SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
SECOND QUARTER 2018 (UNAUDITED)

Please note that full preliminary accounts for SFL Deepwater Ltd (West Taurus), SFL Hercules Ltd (West Hercules) and SFL Linus Ltd (West Linus) are available from the Company's website: www.shipfinance.bm

Condensed income statement data for the three months ended June 30, 2018

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Charter revenues - finance lease (net of charter hire treated as Repayment of investment in finance leases)(1)	4,954	4,892	6,590	16,436
Interest expense, related party(2)	(1,271)	(900)	(1,361)	(3,532)
Interest expense, other	(2,447)	(2,881)	(3,290)	(8,618)
Other items	(208)	(159)	(63)	(430)
Net income(3)	1,028	952	1,876	3,856

(1)
‘Charter revenues - finance lease’ are reported net of charter hire classified as ‘Repayment of investment in finance leases’ under US GAAP, which for the three months ended June 30, 2018 was $17.835 million (SFL Deepwater Ltd; $4.167, SFL Hercules Ltd; $5.148; SFL Linus Ltd.; $8.520).

(2)	‘Interest expense, related party’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Interest income from associates’.

(3)	‘Net income’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Results in associates’.

Condensed balance sheet data as of June 30, 2018

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Cash and cash equivalents	5,381	4,858	6,216	16,455
Investment in finance leases	326,275	315,633	414,365	1,056,273
Other assets	3,225	4,001	644	7,870
Total assets	334,881	324,492	421,225	1,080,598

Short term and current portion of long term interest bearing debt	18,643	27,500	44,883	91,026
Other current liabilities	10,097	10,041	12,219	32,357

Long term interest bearing debt	195,513	209,384	240,117	645,014
Long term loans from shareholders, net	106,029	73,004	114,677	293,710

Stockholder's equity(1)	4,599	4,563	9,329	18,491

Total liabilities and stockholder's equity	334,881	324,492	421,225	1,080,598

(1)	‘Stockholder’s equity’ from these subsidiaries appears in the Company’s consolidated balance sheet as ‘Investment in associates’.

APPENDIX 1: RECONCILIATION OF ADJUSTED EBITDA
SECOND QUARTER 2018 (UNAUDITED)

Adjusted EBITDA	Three months ended
(in thousands of $)	Jun 30, 2018
	Company	100% owned associates	Total
Net cash provided by operating activities	44,132	22,477	66,609
Non cash movements in other assets and liabilities	(281)	(18,191)	(18,472)
Repayment of investment in finance leases	9,534	17,835	27,369
Interest expense	23,957	8,618	32,575
Interest income, other	(538)	—	(538)
Interest related to Non- Designated Derivatives	178	—	178
Interest (income) expense from associates	(3,532)	3,532	—

Adjusted EBITDA (1)	73,450	34,271	107,721

(1)
'Adjusted EBITDA’ is a non-GAAP measure. It represents cash receipts from operating activities before net interest and capital payments. It is the equivalent of charter hire receipts less cash operating expenses as follows:

Charter hire Company:	Three months ended
(in thousands of $)	Jun 30, 2018
Charter revenues - finance lease	17,345
Repayment of investment in finance leases	9,534
Charter hire finance leases	26,879
Charter revenues - operating lease	79,450
Profit share income	—
Total charter hire	106,329
Less: operating expenses (excluding depreciation Jun 30, 2018: $24,110; Mar 31, 2018: $22,334)	(33,489)
Other items	610
Adjusted EBITDA Company	73,450

Charter hire Associates:	Three months ended Jun 30, 2018
(in thousands of $)	SFL Deepwater Ltd	SFL Hercules Ltd	SFL Linus Ltd	Total
Charter revenues - finance lease	4,954	4,892	6,590	16,436
Repayment of investment in finance leases	4,167	5,148	8,520	17,835
Total charter hire	9,121	10,040	15,110	34,271
Operating expenses	—	—	—	—
Adjusted EBITDA Associates	9,121	10,040	15,110	34,271